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Marketing and Communications GPO Box 2719 Sydney NSW 1155 www.commbank.com.au
COMMONWEALTH BANK OF AUSTRALIA DELIVERS 18 PER
CENT INCREASE IN CASH PROFIT*
Shareholders rewarded with record $1.49 final dividend, up 15 per cent on prior comparative period
Highlights of 2007 Result
▪	Net profit after tax on cash basis, increased 18 per cent to $4,604 million*;

▪	Double digit earnings growth from all three of the Group’s business segments;

▪	Significant progress on five key strategic priorities;

▪	Return on equity, on a cash basis, increased 80 basis points (bpts) to 22.1 per cent;

▪	Continued stability in credit quality across the Group;

▪	Record final dividend of $1.49 per share, fully franked taking total dividends for the year to $2.56, an increase of 14 percent; and

▪	Outlook for 2008 financial year remains positive with continued strong domestic credit growth expected.

		2007 v
	2007	2006

Cash NPAT ($m)*	4,604	18%
Cash EPS (cents)*	353.0	16%
Dividend ($ per share)	2.56	14%
Return on Equity – Cash	22.1%	80bpts

*	Excludes $145 million profit on sale of Hong Kong based insurance business in prior year. Unless otherwise indicated all financial comparisons are with the prior year.

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Marketing and Communications GPO Box 2719 Sydney NSW 1155 www.commbank.com.au
Sydney, 15 August 2007. The Commonwealth Bank of Australia delivered a cash net profit after tax (NPAT) for the year ended 30 June 2007 of $4,604 million – an increase of 18 per cent *.
Cash earnings per share (EPS) increased to 353 cents, up 16 per cent*. The Board declared a fully franked final dividend of $1.49 per share – an increase of 15 per cent on last year’s final dividend.
The result was underpinned by strong performance from all of the Group’s businesses with Banking, Funds Management and Insurance all delivering double digit growth in Underlying NPAT . As well as continuing to deliver strong earnings growth, the Group again improved its return on equity – up 80 bpts to 22.1 per cent. Credit quality across the Group remained robust. The Group’s capital position improved with the ACE ratio increasing from 4.39 in July 2006 to 4.79 per cent. During the year both Standard and Poor’s and Moody’s Investor Services upgraded the Group’s long term credit ratings.
Chief Executive Officer, Ralph Norris said: “This is another good result for the Group. All of our businesses have delivered excellent performances. We have again delivered double digit earnings growth and rewarded our shareholders with another record dividend. This has been achieved in a competitive environment where we have not relaxed our high credit standards.”
“One particularly pleasing aspect of the year has been that we have made good progress on our five strategic priorities and have continued to invest in the business. This has manifested itself in a wide range of initiatives many of which are focused on delivering great outcomes for our customers. We have significantly increased the number of frontline staff and built new technology solutions to help our customers and our people. These investments in new business opportunities are laying the foundations for future growth.”
“All of our businesses have momentum and I am confident, as we enter the new financial year, we are well positioned to perform strongly in a competitive environment.”
Business Performance
The banking business performed well with underlying NPAT of $3,763 million – up 17 per cent. Average loan balances across the business were up 15 per cent.
In a competitive environment, the Australian retail banking business delivered strong profitable volume growth, particularly in home loans and household deposits.

*	The comparable period included a one off gain of $145 million on the sale of the Group’s Hong Kong based insurance business. With this added back to the prior comparative period, the increase in cash NPAT was 14 per cent.

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Marketing and Communications GPO Box 2719 Sydney NSW 1155 www.commbank.com.au
The growth in market share achieved in the second half of the year was the result of the continued focus on customer service and improved performance from the branch network.
Business lending was also very strong with the Group benefiting from continuing momentum in Institutional Banking which delivered above market growth rates. Financial markets income also grew following favourable trading conditions and increased customer flows. CommSec experienced record trading volumes and margin lending balances grew 40 per cent.
While the Group continued to invest heavily in growth initiatives, the banking businesses were also able to deliver productivity improvements. As a result banking operating expenses only increased by 5 per cent (compared with revenue growth of 10 per cent) and the cost to income ratio improved to 45.8 per cent.
In New Zealand, ASB Bank grew lending balances and retail deposits by 16 per cent in a very competitive market. Despite the challenging conditions, underlying New Zealand dollar NPAT (excluding the impact of hedging and AIFRS volatility) increased 8 per cent.
The Funds Management business delivered underlying NPAT of $492 million – up 23 per cent. Funds under administration (FUA) grew 17 per cent to $177 billion driven by strong investment performance and the continued success of the FirstChoice platform which grew FUA by 51 per cent to $40 billion. Investment performance remained solid with 74 per cent of funds outperforming their respective 3 year benchmark. As part of its strategy to expand into alternative asset classes and further develop its infrastructure capabilities, CFS Global Asset Management participated in the successful acquisition of UK based water company AWG plc. The planned sell down of this asset into infrastructure funds is progressing well.
Underlying NPAT for the Insurance business was up 18 per cent. This result was driven by a combination of solid inforce premium growth in Australia and New Zealand (up 21 per cent); positive claims experience and an improvement in planned margins (which increased to 26 per cent) partially offset by an increase in investment to generating future revenue growth.
Outlook
The domestic economy maintained a good level of growth during 2007 financial year.
While there is some risk from recent instability in global financial markets, the outlook for the Australian economy remains positive for the 2008 financial year. As far as credit growth is concerned, housing credit is expected to grow at a similar rate to that

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Marketing and Communications GPO Box 2719 Sydney NSW 1155 www.commbank.com.au experienced in the 2007 financial year while business and other consumer credit growth is likely to ease slightly from current levels.
The current high level of competitive intensity is not anticipated to decline in the coming year. Despite this, all of the Group’s businesses are performing well and the investments we are making coupled with quality execution will ensure that we remain competitive.
Taking all these factors into consideration, the Group expects to again deliver, for the 2008 financial year, EPS growth which meets or exceeds the average of its peers through a continued focus on delivering exceptional customer service and profitable growth.
ENDS
Media contact:
Bryan Fitzgerald
General Manager, Media
Ph: (02) 9378 2663
Mobile: 0414 789 649

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Marketing and Communications GPO Box 2719 Sydney NSW 1155 www.commbank.com.au

	Full Year	Full Year		Half Year	Half Year
	ended	ended	June07V’s	ended	ended
	June 07	June 06	June 06	June 07	Dec 06
Highlights	$M	$M	%	$M	$M

Banking	3,763	3,227	17	1,896	1,867
Funds Management	492	400	23	260	232
Insurance	253	215	18	142	111

Net profit after tax (underlying basis)	4,508	3,842	17	2,298	2,210

Add profit on sale of the Hong Kong Business	—	145	large	—	—
Add Shareholder Investment returns (after tax)	96	66	45	35	61

Net profit after tax (cash basis)	4,604	4,053	14	2,333	2,271

Less Non cash items	(134)	(125)	7	(54)	(80)

Net profit after tax (statutory basis)	4,470	3,928	14	2,279	2,191

Key Shareholder Ratios
Earnings per share (cents) (cash basis – basic)	353.0	315.9	12	178.3	174.7
Earnings per share (cents) (cash basis – basic) -excluding the sale of Hong Kong	353.0	304.6	16	178.3	174.7
Return on equity (%) (cash basis)	22.1	21.3	80bpts	22.0	22.3
Dividend per share (cents) (fully franked)	256	224	14	149	107
Dividend payout ratio (%) (cash basis) –	73.0	71.0	200bpts	84.1	61.5

Other Performance Indicators
Total lending assets (net of securitisation) ($M)	304,100	266,096	14	304,100	286,814
Total assets held and funds under administration ($M)	177,071	151,513	17	177,071	167,662
Net interest margin (%)	2.19	2.34	(15)bpts	2.16	2.22
Banking expense to income (%)	45.8	47.7	4	46.1	45.6
Funds management expense to FUA (%)	0.71	0.71	—	0.72	0.71
Insurance expense to in-force premiums (%)	36.3	38.6	6	34.7	36.2

Definitions:
NPAT (“Cash Basis”) – Represents profit after tax and minority interests before defined benefit superannuation plan expense/income, treasury shares valuation adjustment and one-off AIFRS mismatches.
NPAT (“Underlying Basis”) – Represents NPAT (“Cash Basis”) excluding shareholder investment returns and profit on sale of the Hong Kong business.
NPAT (“Statutory Basis”) – Represents profit after tax, minority interests, defined benefit superannuation plan expense/income, treasury shares valuation adjustment and one-off AIFRS mismatches. This is equivalent to the statutory item “Net Profit attributable to Members of the Group”.